2003 Annual Report

J. ALEXANDER'S®

CORPORATION




Miso-soy glazed
tuna filet served
on a bed of Asian-
style coleslaw.
Tuna Filet



Company Profile

J. Alexander's Corporation operates 27 J. Alexander's full-service, contemporary upscale American restaurants located in Alabama, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.

J. Alexander's menu standards and featured items reflect the Company's mission to serve the finest cuisine.

The J. Alexander's menu features award-winning prime rib of beef, a wide selection of hardwood-grilled steaks, fresh seafood and chicken, fresh hand-pattied burgers, barbecue baby back ribs, pasta, interesting salads, homemade dressings and soups, assorted sandwiches, appetizers and outstanding, made-from-scratch desserts. A wide selection of wines is available by the glass and additional selections are available by the bottle.

At J. Alexander's, our goal is simply to be the best high-quality service and food provider in our segment of the restaurant industry. We do not take any shortcuts in product preparation. Providing our guests outstanding professional service, quality food and great value is our objective.

Table of Contents



To Our Shareholders:

We achieved most of our goals in 2003 and met the financial objectives of our Business Plan. While it was not a perfect year, we had outstanding performance in several critical categories. In last year's letter, I told you that in 2003 we faced significant increases in both new restaurant pre-opening costs and interest expense as compared to 2002, and that we would be surprised if 2003 pre-tax earnings exceeded those of 2002 by more than a modest amount. In that respect, we are not surprised – 2003 pre-tax earnings did slightly exceed those of 2002 – but our route was a bit more interesting than we had anticipated and provides us with new opportunities/challenges as we enter 2004.

Revenues in 2003 increased just over 8 percent to $107 million, while net income improved 35 percent to $3,832,000. Unfortunately, our net income, which is of course determined in accordance with generally accepted accounting principles (GAAP), significantly overstates the improvement in our business operations, for the same reason as last year. An important lesson of the recent Great Bubble is that when most companies write about "normalizing" their earnings, they are about to assert that their audited financial statements significantly understate the performance of their business. (Another important lesson is that those assertions are virtually always nonsense. Their innovative metrics often suggest a new answer to the old "knave or fool" question: Both.) In our case, the opposite is true. Our results in 2003 were not nearly so good as indicated by our GAAP net income. The reason is the large adjustments to our income tax provisions in both 2003 and 2002, which caused our net income to exceed our pre-tax earnings. To truly "normalize" our earnings, you should instead reduce our pre-tax earnings based on some reasonable assumption for income taxes. I will address this in more detail later.

I would like to share with you how we evaluate our own performance and analyze our 2003 results. In order to do so, I must add some captions to our income statement, but this forces a brief digression into the world of accounting. GAAP encourages the Company, as the preparer of its financial statements, to set forth on the face of its balance sheet and income statement any disclosure that it believes will enable the reader to better understand those financial statements. The Securities and Exchange Commission (SEC) also encourages companies, in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) portion of its filings, to disclose any measures used by management to evaluate the performance of the company. But the SEC also dictates the captions (and no other) which may appear on the face of the financial statements. In other words, the SEC Rules rule, and the company's judgment about additional disclosures can only be exercised in MD&A. Consequently, the most important part of most annual reports is MD&A, but many shareholders never get that far.

The best way to explain how we rate our own performance is to add some subtotals to the information presented in our income statement. (The bold captions are the ones I have added.)

J. Alexander's Corporation Historical Results (000's omitted)

	Fiscal Year		
	2002	2003	+/- %
Net sales	$98,779	$107,059	8%
Restaurant operating expenses	86,927	93,638	8%
Restaurant operating income	11,852	13,421	13%
General and administrative expenses	7,720	7,568	-2%
Operating income before pre-opening expenses	4,132	5,853	42%
Pre-opening expense	134	997	644%
Operating income	3,998	4,856	21%
Total other expense (principally interest)	1,390	2,146	54%
Income tax benefit	398	1,122	182%
Cumulative effect of change in accounting principle	(171)	-	-100%
Net income	$ 2,835	$ 3,832	35%

The new caption "Restaurant operating income" represents the actual income from our restaurants before the deduction of any general and administrative expenses, pre-opening costs, interest expense, or other items not directly related to the under-roof profitability of the restaurants. Depreciation is one of the restaurant operating expenses and, consequently, deducted in calculating restaurant operating income.


with a hearty
garlic seasoning.
Steak and Fries

On an 8 percent revenue increase, our restaurant operating income increased 13 percent. (This was despite a .8 percent increase in cost of sales as a percentage of sales – more on that later.) General and administrative expenses actually decreased 2 percent, principally because our bonus payouts were lower in 2003 than 2002 (also, more later). The combination of higher restaurant operating income and lower general and administrative expenses yielded a 42 percent increase in our Operating Income Before Pre-opening Expenses. This was after $210,000 of start-up losses at our unplanned new restaurant in Houston, which makes us feel even better about our overall performance. This is a huge improvement, one we are extremely proud of.

Internally, we refer to Operating Income Before Pre-opening Expenses (the other new caption in the table above) as our "running the business profit." This is our key internal measure of how our restaurants are performing. It is only a measure of our internal efficiency in managing our restaurants and it excludes three very significant expenses: interest, pre-opening costs, and income taxes. Nevertheless, I hope you will agree that our team's 42 percent increase in running the business profit in 2003 was outstanding. It will be very difficult to achieve again.

I detest the use of EBITDA (earnings before interest, taxes, depreciation, and amortization), which many companies utilize to imply that depreciation and interest expense are not significant in their businesses. Depreciation is a real expense, every minute of every day; and interest expense has hamstrung or bankrupted many a business.

Both pre-opening costs and interest expense are extremely important in our business and must be carefully managed. Pre-opening costs are an important component of our investment in a new restaurant, which GAAP requires to be expensed as incurred, rather than capitalized and amortized, as used to be the case. They are real costs that we work diligently to control, but they are not a gauge of how well each of our 27 head coaches (or our restaurant CEOs as we call them) ran his or her business. In a year that we do not open a restaurant, we may have only modest pre-opening costs, or none at all. In contrast, we opened three restaurants in 2003 and our pre-opening costs approached $1 million.

Last year we knew that our pre-opening costs would increase significantly in 2003 (estimated at between $600,000 and $700,000 above 2002), because we were planning to open two new restaurants. We believe that we managed our pre-opening expenses well for those two. During the year an opportunity developed to open a third restaurant in an existing leased facility in Houston which we seized upon because it was a good location at a reasonable price; its pre-opening expenses totaled $358,000. Our operating income (a caption on the face of our income statement which deducts pre-opening expenses from our "running the business" profit) was up 21 percent in 2003, despite a 644 percent increase in pre-opening expense.

We also shared with you last year that our interest expense would increase substantially in 2003. The actual increase of over $800,000 resulted almost entirely from the higher rate we are paying for our long-term mortgage financing, which closed in late 2002. I will expand this analysis later.

The following table summarizes our performance and our progress in running the business profit for the last five years.

J. Alexander's Corporation Historical Results (000's omitted)

	Fiscal Years				
	1999	2000	2001	2002	2003
Operating income	$1,241	$2,525	$2,239	$3,998	$4,856
Add pre-opening expense	264	383	850	134	997
"Running the business profit"	1,505	2,908	3,089	4,132	5,853
Pre-opening expense	264	383	850	134	997
Total other expense (principally interest)	1,540	1,634	1,337	1,390	2,146
Income (loss) before income taxes and cumulative effect of change in accounting principle	(299)	891	902	2,608	2,710
Income tax benefit (provision)	(33)	(410)	(631)	398	1,122
Cumulative effect of change in accounting principle	-	-	-	(171)	-
Net income (loss)	$ (332)	$ 481	$ 271	$2,835	$3,832



lightly breaded
and sautéed,
finished with a
citrus vinaigrette.

Another important benchmark by which we measure ourselves compares the sales in our same store restaurant base, which in 2003 included 24 restaurants. Their average weekly sales improved 3.9 percent in 2003, compared with a 1.4 percent increase for 22 restaurants in 2002. Gross margins are another important measure of efficiency and are calculated by subtracting from sales the cost of sales and direct labor costs and dividing the result by net sales. Direct labor costs deducted in determining gross margins were $24,895,000, $26,410,000 and $27,483,000 for 2001, 2002 and 2003, respectively. Gross margins improved from 40.3 percent in 2001 to 41.6 percent in 2002 and 2003. Our restaurant level margins (restaurant operating income divided by net sales) improved from 11.2 percent of sales in 2001 to 12.0 percent of sales in 2002 and 12.5 percent in 2003. The improvement in restaurant level operating income is another example of why we are pleased with our restaurant performance. Our mature restaurants continue to operate better.

As I mentioned earlier, we met most of our business plan objectives for 2003. One reason was solid sales performance. While our goal was to post a same store sales increase of 2.0 percent, the actual increase was 3.9 percent. (That was a good thing, because our food costs also increased a lot more than expected.) We believe our positive same store sales growth was attributable to several factors, the most important of which was our continuing improvement in the quality of service during the last two years. We also have benefited from stable menu pricing, having taken only a very modest 1 percent price increase late in 2003. Additionally, some of our restaurants in small and middle markets posted incredibly strong sales performance as we have continued to build our reputation as a great restaurant in those markets.

While we have avoided developing new restaurants in smaller markets for several years, we already have several restaurants in such markets, and in 2003 many of our same store sales leaders came from this group. We have also benefited from our restaurants having matured, developing a reputation as the best restaurants in their markets. Intentionally sounding like a stuck record, we believe that the combination of consistent execution, attention to detail, high quality food, and seamless professional service is a successful formula for building same store sales.

One of our goals is to be the best service provider in the casual dining industry at the "four-top" table. Because our restaurants have few areas that will accommodate large parties, we can concentrate on four-party groups, which we believe is the dominant configuration for dining out. We refuse to be distracted by "to go" sales and we do everything possible to limit that business, in contrast to many restaurant groups today. We have concluded that "to go" business puts an excessive burden on our kitchen and service staff and causes dining room service to decline; that is simply not acceptable. "To go" business also presents a variety of opportunities, which are completely beyond our control, for an inferior dining experience; that is neither in our guests' interest nor our own. In any event, our same store sales increases in 2003 were driven almost entirely by guest count increases.

Each of our new restaurants is a mystery for us when it comes to building sales. Success results when our guests place us on their list of favorites. Repeat visits and the experience of consistent execution on our part are prerequisites to that designation. Our marketing research suggests that when we meet our high service and food quality expectations, guest loyalty will develop within a reasonable period of time, but in some markets that time period has been painfully long. Each of our four Florida restaurants almost gave me an ulcer a year or so after opening because all were very slow to build sales, but today all four are outstanding performers by any yardstick. Last year we opened three restaurants, which is a lot for us. Our business plan called for two, one in the Chicago suburb of Northbrook early in the year (originally scheduled to open in late 2002) and another late in the year in the "Clybourn Corridor" of Chicago, adjacent to Lincoln Park. In mid-year we were presented the opportunity at a reasonable price to open a restaurant in an existing, well-located facility in Houston, Texas, which required very little capital improvement or equipment to convert to a J. Alexander's. Our Board of Directors and management team seized the opportunity, knowing full well (and caring not a whit) that this would have negative short-term financial implications. The Houston market is a new one for J. Alexander's.

The Northbrook restaurant had a relatively quick ramp-up to profitability. Because we are new to the Houston market (we are pretty sure that is the reason since our restaurant itself is excellent), that restaurant's ramp-up has been much slower, and it is still not profitable. Our third restaurant, which opened late in the year in Chicago's Clybourn Corridor, has been painfully slow to build its sales.


Freshly shaved
roasted prime rib
of beef with
Monterey Jack
cheese served on
a sourdough roll
with classic au jus.

French Dip Sandwich

We have no doubt that, like all of our restaurants, these last two will eventually become excellent performers, but it may take longer for them than some of our other restaurants. In large metropolitan areas, which definitely have the highest sales potential for our restaurants, it sometimes takes longer than we like to be recognized as a service and food quality leader and be added to our guests' list of favorite restaurants. As we remind each other (we prefer it when this isn't necessary), we are building a true business franchise to stand the test of time for decades.

Opening three restaurants was a significant achievement last year. Because we are working hard to develop a successful operation in each, we are in no rush to open any new restaurants this year. Although there are some potential opportunities that might play out later in the year, our goal is to open two in 2005. We are more interested in being in good locations in the right markets than in meeting a numerical development objective. However, we are quite confident we will have two 2005 openings, most likely in existing market areas. We continue to evaluate other large metropolitan market areas for future expansion.

Rather than cover the same ground as last year about our income taxes, I will merely recommend that you read last year's letter. Our tax credit carryforwards are available to offset future federal income taxes. As required by GAAP, each year we must evaluate the likelihood of realizing these and other tax assets and determine whether to make adjustments in our net deferred tax assets. In both 2002 and 2003 we increased our net deferred tax assets with a corresponding reduction in the income tax provisions. Our income tax provision was reduced (and our GAAP earnings increased) by $1.2 million in 2002 and by $1.5 million in 2003 because of this adjustment. This credit increases retained earnings but – and this is what's really important – does not generate any cash. The adjustment is made because we expect there will be a future cash savings to the Company, but neither that expectation nor the resulting increase in GAAP earnings will buy a single tenderloin or pay a utility bill.

Our outlook for 2004 is positive, because our 2003 sales momentum has continued into 2004. On the negative side, as mentioned above, we experienced several significant increases in food costs last year. The largest increase occurred this year on March 8, when our new pricing agreement with our major beef purveyor became effective, raising the average price we pay for beef over the next twelve months by about 13 percent. This alone will increase our cost of sales by about $1.5 million during the term of the agreement. To offset at least some of our increased food costs, in addition to a 1 percent price increase last November, we implemented another 3 percent increase on March 1. Our competitors are also raising their prices, and we believe our price increase can be effective without having a significant adverse effect on guest counts; but only time will tell.

We nevertheless expect our cost of sales in 2004 to average about 50 basis points higher than last year, but it could be more in light of continuing food cost pressures. What makes this worse is that 2003's cost of sales averaged about 100 basis points higher than our long-term business model. We will of course work hard to improve our cost of sales performance, but sometimes we are just a cork in the ocean. Because of our sales momentum and outlook for guest count growth, we prefer not to be very aggressive in increasing prices this year, but we cannot rule out another price increase in our restaurants.

Because we are not likely to open a new restaurant in 2004, we expect pre-opening costs in 2004 to be about $700,000 less than in 2003. (If next year I try to attribute this reduction to management brilliance, remember the Wizard of Oz.) Because our long-term mortgage financing was in place throughout 2003, we do not expect a significant increase in interest expense for 2004.

Every year we expect improvement in our "running the business profit", and 2004 is no exception. We assure you, however, that we will post a much lower percentage improvement than in 2003. We don't make public earnings projections or announce growth expectations at J. Alexander's. But as we assess all the pluses and minuses for 2004, we believe our pre-tax earnings should increase significantly and that 2004 will be a good year for the Company. Businesses do not operate in a vacuum. As I have shared with you in the past, reaching business objectives is sometimes like driving down a bumpy road, with many ups and downs; and business progress (or the lack of it) often cannot be best measured in any discrete time period. While we believe our outlook for 2004 is favorable, I would never try to predict what our net income will be for the year. Even though I'm writing this letter in mid-March, I'm not sure what our earnings are going to be for the first quarter, though I believe they will be quite good. All I can promise is that our management team will work hard to achieve our Business Plan objectives this year.



As an example, I will share with you how we intend to offset the increase in our beef costs in 2004. Our best guess (while we think our analysis is pretty sophisticated, it is still a guess) is that this increase will be about $1.25 million for the ten months the new prices will be effective this year. This estimate was developed independently by Mark Parkey (our controller), Greg Lewis (our chief financial officer), and myself. Then we compared notes. Each of our computations was in the area of $1.25 million, so that was the assumption we used in developing our Business Plan. As noted above, we instituted a 3 percent price increase in March. This is in addition to the 1 percent increase in the fourth quarter of 2003, so that we will have an effective price increase of about 4 percent from March through November. We also believe that some of our guests will migrate to different products, which may lower our check averages. We increased prices 5 to 8 percent on most of our beef items, but some of our prices did not increase at all. A particular guest may simply reject our price increase and purchase an item whose price did not go up. It is of course possible some guests may just decide to dine somewhere else, but we don't believe that many will, and we expect our guest counts will grow this year by at least 1 percent.

The preceding paragraph contains four guesses: an estimate of the beef input cost increase, our price increase and product migration, a potential check average decline, and a guest count increase. We believe each is a good estimate, but they are neither rocket science nor poetry. We simply will not know for a few months. If we are wrong, we certainly will respond.

This leads to an example of how we manage your Company. Entering 2003, we knew that interest expense and pre-opening costs would increase significantly, which would likely result in only a modest increase in our pre-tax earnings. (Although that was in fact the result, the year was actually better than we expected because we absorbed $568,000 in unanticipated pre-opening expenses and start-up losses of the new restaurant in Houston.) I recommended the 2003 Business Plan to our Board, and the Board endorsed it. However, because it included only a modest increase in pre-tax income, considering the interests of our shareholders, none of us believed that simply meeting the Business Plan would merit a "full bonus payout." And ultimately, even though we were pleased with meeting the Business Plan (exceeding it, when Houston is factored in) and delighted in our restaurant level financial performance, we paid bonuses aggregating only about one-third of a full payout.

Compare the thinking of our Board with that of some of the better-known companies in our own industry. I recently read last year's annual report of one of the leading companies in the restaurant industry. Its 2002 results were down from 2001 as a percent of revenues in all significant categories: operating income, pre-tax earnings, etc. While overall earnings improved modestly because of restaurant expansion, the efficiencies of the business did not improve. However, bonuses for the senior management team were the same as those of the prior year, which appeared to me to be a much better year. You will not see that here.

We have had two consecutive years of solid service improvements in our restaurants. We continue to be very much a food-driven concept, with over 50 feature products that we rotate depending on the individual restaurant's marketing strategy. We have highlighted several new products in our Annual Report this year. We believe we have an arsenal of strong competitive products and the ability to separate J. Alexander's from the competition in upscale casual dining.

If you read many restaurant reviews, you will notice the great majority engage in "chain bashing." Most restaurant critics consider only independent or chef-owned restaurants to be worthy of high marks for food and service. Ruth Reichl recently wrote an obituary on Lutèce, which closed its doors in February, in *The New York Times*. She said that "When Mr. André Soltner walked out the door, Lutèce went with him," referring to his sale of the restaurant in 1994. The restaurant had lived on its reputation for a decade and then closed. Her implication was that the restaurant's closing had less to do with food than with hospitality. Not only was Soltner a great chef (one of my favorites), he knew how to make people happy. At J. Alexander's we do our best to adopt that philosophy wholeheartedly. We are in the business of making people happy, with great food and exceptional service. We are also in the business of making them feel they are valued partners in a great dining experience, in contrast to the critics' general belief that chain restaurants are indifferent to their guests.

We have made progress with restaurant critics over the years, but the opening line in most reviews of a J. Alexander's restaurant is still to the effect that "you will not believe this is a chain" or "the food and service are really good even though it is a chain restaurant." Left-handed compliments, of course, but we will take them nonetheless. As we continue to expand nationally, we are starting to receive national recognition for our efforts to provide outstanding food quality and service.

Last year a leading consumer publication (one that sues you if you mention its name in any promotional or marketing materials) disclosed that its readers had rated us the number one restaurant in the "American Traditional" category (whatever that is). As best as I could determine from reviewing the article, we were rated first by a very small margin, but we were certainly glad to have the honor. More broadly relevant perhaps was that, of the 88 restaurants rated in all classifications, we were in the top 7 and most of the others are privately owned.

Our business philosophy is that a public restaurant company can compete with anyone as long as it combines high quality food and superior service. We believe that this approach can earn a fair return on investment and build a true business franchise. In the last couple of years, we have produced solid evidence supporting our views. One reason is that we have a group of committed owners who understand our business strategy and are willing to make a long-term commitment to the Company. For this we are grateful; our success is truly an owner-management team effort.

Sarbanes-Oxley and new SEC and American Stock Exchange rules have had a significant impact on corporate governance matters. While these rule changes have not necessitated any changes in the way we conduct our business, they have caused a disproportionate amount of senior management's time to be devoted to making sure we comply with each of the new rules. In a small company like ours, with four corporate officers, we have attempted to keep our overhead costs as low as possible by being actively engaged in running the business and focusing essentially all of our attention on revenue-generating and profit improvement activities.

However, corporate governance issues have certainly created a considerable diversion from our normal management activity recently and it has been necessary for our senior management's focus to include compliance activities. It is especially disheartening for us when nothing was broken in our company, but our small management team and shareholders must now pay their portion of the price for the scandals at Enron, HealthSouth and the telecommunications industry.

One important area of corporate governance is the role of the audit committee. As your CEO, I have only attended two audit committee meetings, these at the request of the committee, since the committee was formed years ago. The committee meets with our accountants independently of management at every meeting. In many companies, the auditors have historically worked for the CEO. In ours, we have made sure they work for the shareholders. That kind of governance has been the rule at J. Alexander's for many years. We nevertheless do expect to spend a considerable amount of time and resources beginning this year in connection with Section 404 (internal control documentation) of Sarbanes-Oxley.

We have implemented a written policy concerning business ethics that all of our officers will sign. That document will require no change in behavior.

Our business strategy is simple. We compete in the casual dining industry on a platform of operational excellence. We offer our guests higher quality food than we believe is provided by just about any of our competitors. We back that up with seamless professional service in an upscale restaurant environment. As I have repeated numerous times, our strategic aim is to become, over time, an "institution" in each of our markets. Our goal is simply to be the best high quality service provider in our segment of the restaurant industry and to become the benchmark restaurant in our markets, thereby creating a business franchise that can endure and maintain its leadership position indefinitely.

I want to thank our investors for their continued support and positive long-term outlook for our Company. I want to especially thank our coaches, champions, and support center staff who have never wavered in their belief in our Company and its mission.

Sincerely,



Lonnie J. Stout II
Chairman, President and Chief Executive Officer
March 17, 2004

RESULTS OF OPERATIONS

Overview

J. Alexander's Corporation (the "Company") owns and operates high volume, upscale casual dining restaurants which offer a contemporary American menu. At December 28, 2003, the Company owned and operated 27 J. Alexander's restaurants in 12 states.

J. Alexander's restaurants compete by placing a special emphasis on high food quality and high levels of professional service offered in an attractive environment. J. Alexander's typically does no advertising and relies on building sales through establishing its reputation as an outstanding restaurant. The Company has generally been successful in achieving same store sales increases over time using this strategy.

Management was generally very pleased with the Company's same store sales increases and financial performance for 2003. Comparative same store sales trends strengthened during each quarter of 2003 and have continued favorable during early 2004. However, while restaurant operating margins (net sales minus total restaurant operating expenses divided by net sales) improved for 2003 compared to 2002, the Company's cost of sales as a percentage of sales increased by .8% for the year and increased sequentially by quarter during the year as a result of increases in food costs experienced by the Company. In addition, the Company's cost of beef increased significantly in March of 2004.

The Company did not increase menu prices significantly during 2002 or 2003. However, in order to offset at least a portion of the cost of sales increases the Company is experiencing, and which do not appear likely to abate in the near future, menu prices were increased by approximately 3% in March of 2004. Management will closely monitor the effect of the March price increase and may consider additional menu price increases during the year in order to maintain cost of sales at acceptable levels. Management believes that through maintaining excellent restaurant operations, the Company will be able to continue to increase guest counts in 2004. Further, sales trends in the casual dining segment of the restaurant industry have generally been favorable in recent months as trends in the national economy and consumer confidence levels have improved, and the outlook for continued improvement in sales remains generally favorable for 2004. Management believes that through the combination of continued same store sales gains and menu price increases, the Company will be able to offset the effect of higher cost of sales in 2004. However, there can be no assurance this will be the case or that guest counts will not be negatively affected by menu price increases or other factors.

The opening of new restaurants by the Company can and does have a significant impact on the Company's financial performance. Because pre-opening costs for new restaurants are significant and most new restaurants incur start-up losses during their early months of operation, the number of restaurants opened in a particular year can have a significant impact on the Company's operating results. Sales at two of the Company's restaurants opened in 2003 have not met management's expectations to date. Both of these restaurants were opened in the fourth quarter of 2003, so they are relatively new and forecasting their performance is difficult. However, management currently expects that these two restaurants will experience operating losses for 2004. Management believes that over time sales in these restaurants will increase to acceptable levels, as has generally been the case with certain of the Company's other restaurants.

Because large capital investments are required for J. Alexander's restaurants and because a high degree of operating leverage (i.e., a significant portion of labor cost and other operating expenses are fixed or semi-fixed in nature) is employed, the sales required for an individual restaurant to break even are high compared to many other casual dining concepts and it is necessary for the Company to achieve relatively high sales volumes in its restaurants in order to achieve the desired financial returns. The Company's criteria for new restaurant development target locations with high population densities and high household incomes which management believes provide the best prospects for achieving outstanding financial returns on the Company's investments in new restaurants. Management intends to maintain a conservative new restaurant development rate of generally one to two new restaurants per year, although no restaurants are currently expected to open in 2004, to allow management to focus intently on improving sales and profits in its existing restaurants, while maintaining its pursuit of operational excellence.

In reviewing the results of the Company, it should be noted that the Company's income tax provision can vary significantly from year to year as a result of adjustments to the Company's valuation allowance for deferred taxes as discussed below. Also, because a valuation allowance is maintained for the Company's deferred tax assets, the effect of both permanent and timing differences in book income versus taxable income directly affect the Company's current tax provision and along with the application of the federal alternative minimum tax regulations to the Company's taxable income can cause volatility in the Company's effective tax rate, particularly at the Company's current pre-tax income levels.

Summary of Results

During fiscal 2003, the Company posted income before income taxes and the cumulative effect of a change in accounting principle of $2,710,000, up slightly from $2,608,000 reported during 2002. Operating income for 2003, while improving by $858,000, or 21%, compared to 2002, was significantly affected by pre-opening costs associated with the opening of three new restaurants, as well as operating losses totaling approximately $500,000 incurred in two of those restaurants which opened in the fourth quarter of the year. An increase in interest expense of $812,000 offset most of the operating profit improvement achieved.

Net income increased to $3,832,000 in 2003 from $2,835,000 in 2002. The 2003 results included a favorable adjustment of $1,475,000 to the income tax provision for the year as the result of a reduction of the Company's valuation allowance recorded against its deferred income tax assets. A similar adjustment in the amount of $1,200,000 was included in the income tax provision for 2002.

The Company's income before income taxes and cumulative effect of change in accounting principle increased to $2,608,000 for 2002 from $902,000 in 2001. This increase was due primarily to an increase of $1,759,000 in operating income during 2002 resulting from higher restaurant operating income and lower pre-opening expenses, with these items being partially offset by increased general and administrative expenses. Also, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets", the Company incurred an impairment charge of $171,000 in 2002 related to goodwill recorded in connection with the Company's acquisition of its original casual dining restaurant in 1990. This charge was recorded as a cumulative effect of a change in accounting principle as of the beginning of the year.

The following table sets forth, for the fiscal years indicated, (i) the percentages which the items in the Company's Consolidated Statements of Income bear to total net sales, and (ii) other selected operating data:

	Fiscal Year		
	2003	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales	**32.4**	31.6	32.4
Restaurant labor and related costs	**32.7**	33.2	33.5
Depreciation and amortization of restaurant property and equipment	**4.1**	4.4	4.7
Other operating expenses	**18.2**	18.8	18.2
Total restaurant operating expenses	**87.5**	88.0	88.8
General and administrative expenses	**7.1**	7.8	7.9
Pre-opening expense	**.9**	.1	.9
Operating income	**4.5**	4.0	2.5
Other income (expense):			
Interest expense, net	**(2.0)**	(1.3)	(1.4)
Other, net	**—**	(.1)	(.1)
Total other expense	**(2.0)**	(1.4)	(1.5)
Income before income taxes and cumulative effect of change in accounting principle	**2.5**	2.6	1.0
Income tax provision (benefit):			
Current	**.3**	.8	.7
Deferred	**(1.4)**	(1.2)	—
Total	**(1.0)**	(.4)	.7
Income before cumulative effect of change in accounting principle	**3.6**	3.0	.3
Cumulative effect of change in accounting principle	**—**	(.2)	—
Net income	**3.6%**	2.9%	.3%

Note: Certain percentage totals do not sum due to rounding.

Restaurants open at end of year	**27**	24	24
Weighted average weekly sales per restaurant	**$81,600**	$79,200	$78,400

Net Sales

Net sales increased by approximately $8.3 million, or 8.4%, to $107.1 million in fiscal year 2003 from $98.8 million in 2002. The $98.8 million of sales recorded in 2002 represented an increase of $7.6 million, or 8.3%, over $91.2 million of sales reported in 2001. The sales increase in 2003 was primarily due to three new restaurants which opened during the year and to sales increases within the Company's same store base. The 2002 increase was likewise due primarily to the opening of new restaurants, in September and December of 2001, and increases in same store sales. Same store sales increased by 3.9% to an average of $82,200 per week in 2003 from $79,100 per week in 2002 on a base of 24 restaurants. Same store sales averaged $79,400 per week in 2002, an increase of 1.4% from 2001, on a base of 22 restaurants.

The Company computes weighted average weekly sales per restaurant by dividing total restaurant sales for the period by the total number of days all restaurants were open for the period to obtain a daily sales average, with the daily sales average then multiplied by seven to arrive at weekly average sales per restaurant. Days on which restaurants are closed for business for any reason other than the scheduled closure of all J. Alexander's restaurants on Thanksgiving day and Christmas day are excluded from this calculation. Weighted average weekly same store sales per restaurant are computed in the same manner as described above except that sales and sales days used in the calculation include only those for restaurants open for more than 18 months.

Management believes that same store sales and guest count trends are important measures of comparative performance in the restaurant industry and for the Company. Included in the same store sales increases above were a guest count increase of approximately 3.2% in 2003 and a decrease of an estimated 2% in 2002. After experiencing declining guest counts in the first three quarters of 2002, the Company's guest counts flattened out in the fourth quarter of 2002 and increased on a comparative basis each quarter in 2003. Management believes the increases in 2003 were due to improved service levels in the Company's restaurants, limited menu price increases during 2002 and 2003, and significant sales improvements in certain of the Company's restaurants located in small and mid-sized markets. Increased wine sales, which management believes are due to additional emphasis placed on the Company's wine feature program, also contributed to the same store sales increases in 2002 and 2003. Management estimates the average check per guest, excluding alcoholic beverage sales, was $15.89 for 2003, compared to $15.83 in 2002 and $15.38 in 2001. Menu prices for 2002 increased an estimated 1.5% compared to 2001 primarily due to modest price increases implemented by the Company in the last half of 2001 on selected menu items in order to increase sales and improve profitability.

Management believes its long-term emphasis on providing professional service combined with effective menu management will continue to build sales and increase customer traffic over time. Average weekly same store sales increased by 7.7% for the first eight weeks of 2004 compared to the same period of 2003.

Restaurant Costs and Expenses

Total restaurant operating expenses, as a percentage of sales, declined to 87.5% in 2003 from 88.0% and 88.8% in 2001. Restaurant operating margins (net sales minus total restaurant operating expenses, divided by net sales) improved to 12.5% in 2003 from 12.0% in 2002, and 11.2% in 2001.

The most significant factor affecting the changes in restaurant operating expenses as a percentage of sales in both 2003 and 2002 was cost of sales. Cost of sales, as a percentage of sales, increased by .8% in 2003 compared to 2002 due primarily to increases in input costs in a number of categories including poultry, produce and dairy. The Company's cost of salmon also increased as did the cost of shortening and cooking oil. Beef costs increased due to the effect of upgrading selected beef products to higher quality and more expensive Certified Angus Beef, and the Company also experienced a shift toward more sales of beef products, which generally have a higher cost of sales.

Beef purchases represent the largest component of the Company's cost of sales and comprise approximately 28% of this category. The Company typically enters into an annual pricing agreement covering most of its beef purchases. The twelve month pricing agreement effective in March 2002 included significant price decreases from the previous annual agreement. The Company was also able to renew the agreement for an additional twelve month period beginning in March 2003 at the same prices. Management believes this resulted in very favorable beef prices for the Company for most of 2003. Due to higher prices in the beef market during 2003 and early 2004, prices under the Company's most recent beef pricing agreement which was effective in March of 2004 increased by an estimated 13% to 14% and are expected to increase the Company's cost of sales by approximately $1.5 million during the twelve month term of the new agreement. In response to the higher beef input costs as well as continuing upward pressure on the cost of a number of other food items, the Company increased menu prices by approximately 3% in March of 2004. Even with higher menu prices, management estimates that the Company's cost of sales, as a percentage of sales, will increase in 2004 compared to 2003.

The decrease in cost of sales in 2002 was due to the impact of higher menu prices and favorable costs associated with beef, pork and poultry, which more than offset increased produce costs incurred during the year.

Restaurant labor and related costs decreased as a percentage of sales in both 2003 and 2002. These decreases were due largely to the effect of higher tip share contributions by restaurant servers to each restaurant's tip pool, which resulted in reductions in the hourly wage rates paid by the Company to the employees receiving larger distributions under the tip pool program. In 2003 the favorable effects of the higher tip share contributions combined with labor efficiencies gained at higher sales volumes more than offset the effects of higher labor costs in new restaurants and increases in workers' compensation insurance premiums. In 2002 the favorable effects of the tip share contributions more than offset the impact of increased wages associated with kitchen staff, higher bonus payouts to restaurant management, and increases in workers' compensation insurance premiums and payroll tax expense.

Depreciation and amortization of restaurant property and equipment decreased to 4.1% of sales in 2003 from 4.4% in 2002 and 4.7% in 2001. These decreases were due primarily to assets which became fully depreciated.

Other operating expenses decreased to 18.2% of sales in 2003 from 18.8% in 2002, following an increase in 2002 from 18.2% in 2001. The decrease in 2003 was primarily related to operating efficiencies gained at higher sales volumes and management's emphasis on controlling costs in this area. The increase in 2002 was primarily related to increases in premiums for property and casualty insurance, additional rent expense, and higher repair and maintenance expenditures.

General and Administrative Expenses

General and administrative expenses, which include all supervisory costs and expenses, management training and relocation costs, and all other costs above the restaurant level, totaled $7,568,000 in 2003, $7,720,000 in 2002 and $7,165,000 in 2001. The most significant factor contributing to the decrease in general and administrative expenses in 2003 was a decrease of $240,000 in the accrual for bonuses paid to the corporate staff for the year. The lower bonus accrual combined with a reduction in salary expenses more than offset increases in group health insurance costs and higher travel expenses resulting from the opening of three new restaurants. General and administrative expenses as a percentage of sales decreased for 2003 compared to 2002 due to the reduction in general and administrative expenses combined with growth in sales.

The increase in general and administrative expenses for 2002 was primarily due to the inclusion of an accrual for bonuses earned by the corporate staff for the year and increases in other employee benefit obligations. These increases more than offset decreases in travel costs and employee relocation and procurement expenses. No bonuses for the corporate staff were accrued or paid for 2001. As a percentage of sales, general and administrative expenses decreased slightly in 2002 from 2001 due to growth of the Company's sales base.

Pre-Opening Expense

Pre-opening costs, which are expensed as incurred, totaled $997,000 in 2003, representing a significant increase over the $134,000 incurred in 2002. This increase was due to the opening of three new restaurants in 2003, while no new restaurants were opened in 2002. Pre-opening expenses for 2002 included primarily management training expenses incurred in connection with a new restaurant opened in the first quarter of 2003. Because two restaurants were opened in 2001, pre-opening expenses were also higher in that year than in 2002.

Interest Expense

Net interest expense increased by $812,000 in 2003 compared to 2002. This increase was due to increased borrowings and to higher interest rates associated with $25,000,000 of mortgage financing completed by the Company during the fourth quarter of 2002, which has a fixed effective annual interest rate of 8.6%.

Net interest expense did not change significantly in 2002 compared to 2001, as the effect of lower interest rates on the Company's line of credit balances outstanding for the first ten months of the year offset the effects of higher outstanding credit line balances and additional interest expense on the mortgage financing completed in 2002.

Income Taxes

Under the provisions of SFAS No. 109 "Accounting for Income Taxes", the Company had gross deferred tax assets of $6,212,000 and $6,142,000 and gross deferred tax liabilities of $196,000 and $11,000 at December 28, 2003 and December 29, 2002, respectively. The deferred tax assets at December 28, 2003 relate primarily to $4,738,000 of tax credit carryforwards available to reduce future federal income taxes.

Realization of the Company's deferred tax assets is dependent principally on future earnings of the Company and the recognition of these assets depends on the Company's assessment of the likelihood of taxable income in future periods in amounts sufficient to realize the assets. The deferred tax assets have been reduced through use of a valuation allowance to the extent future income is not considered more likely than not to be generated in such amounts. Based on management's assessment of the likelihood of the future realization of the Company's deferred tax assets, the beginning of the year valuation allowance was reduced by $1,475,000 and $1,200,000 in the fourth quarters of 2003 and 2002, respectively, with corresponding credits to the income tax provisions for those years. These credits, while reducing income tax expense, are not a current source of cash for the Company. See additional discussion under Critical Accounting Policies – Income Taxes.

The Company's annual income tax provisions also include estimated federal alternative minimum tax (AMT) and state income taxes payable, with the federal AMT computed by applying the AMT rate to the Company's pre-tax accounting income after adding back certain "tax preference" items, as well as certain permanent differences and timing differences in book and tax income. Because the Company maintains a partial valuation allowance on its deferred tax assets, no direct benefit is recognized in the income tax provisions with respect to the AMT credit carryforwards or other tax assets generated. During 2003, the Company reversed previously accrued federal income taxes payable of $182,000, resulting in a reduction in the current federal provision.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital needs are primarily for the development and construction of new J. Alexander's restaurants, for maintenance of its existing restaurants, and for meeting required debt service obligations. The Company has met its needs and maintained liquidity for the past three years primarily by use of cash flow from operations, use of bank lines of credit and, beginning in October 2002, through proceeds from a mortgage loan.

The Company's capital expenditures can vary significantly from year to year depending on the number, timing and form of ownership of new restaurants. Cash expenditures for capital assets totaled $9,418,000, $6,670,000 and $8,306,000 for 2003, 2002 and 2001, respectively, and were primarily for the development of new J. Alexander's restaurants. Cash provided by operating activities represented 79% and 76% of capital expenditures for 2003 and 2001, respectively, and exceeded capital expenditures in 2002. The remaining capital expenditures for 2003 and 2001 were funded primarily by use of the Company's then existing lines of credit and, in 2003, proceeds from long term mortgage financing completed in 2002. Lines of credit were also used to meet other obligations, including annual sinking fund requirements for a convertible debenture issue which was retired in 2003, and working capital needs during 2001 and a portion of 2002. Outstanding borrowings under the line of credit which was in effect during 2001 and 2002 increased from $9,265,000 at the beginning of 2001 to $15,470,000 when it was paid off in October 2002.

In October 2002, the Company obtained $25,000,000 of long-term financing through completion of a mortgage loan transaction. The mortgage loan has an effective annual interest rate, including the effect of the amortization of deferred issue costs, of 8.6% and is payable in equal monthly installments of principal and interest of approximately $212,000 through November 2022. Net proceeds from the mortgage loan, after deducting fees and expenses associated with the transaction, were approximately $24,275,000. A portion of these funds were used to pay off the outstanding balance of $15,470,000 on the Company's bank line of credit as of October 29, 2002, terminating that facility. Remaining funds were invested in short term money market funds and used along with cash flow from operations primarily for retiring the Company's $6,250,000 of convertible subordinated debentures which matured in 2003, to fund capital costs associated with new and existing restaurants, and for repurchases of the Company's common stock.

Provisions of the mortgage loan and related agreements require that a minimum fixed charge coverage ratio be maintained for the restaurants securing the loan and that the Company's leverage ratio not exceed a specified level. The loan is pre-payable without penalty after October 29, 2007, with a yield maintenance penalty in effect prior to that time. The mortgage loan is secured by the real estate, equipment and other personal property of nine of the Company's restaurant locations with an aggregate book value of $25,418,000 at December 28, 2003. The real property at these locations is owned by JAX Real Estate, LLC, the borrower under the loan agreement, which leases them to a wholly-owned subsidiary of the Company as lessee. The Company has guaranteed the obligations of the lessee subsidiary to pay rents under the lease. JAX Real Estate, LLC, is an indirect wholly-owned subsidiary of the Company which is included in the Company's consolidated financial statements. However, JAX Real Estate, LLC was established as a special purpose, bankruptcy remote entity and maintains its own legal existence, ownership of its assets and responsibility for its liabilities separate from the Company and its other affiliates.

On May 12, 2003, the Company entered into a secured bank line of credit agreement which will provide up to $5,000,000 for financing capital expenditures related to the development of new restaurants and for general operating purposes. Credit available under the line is currently approximately $4.6 million and is based on a percentage of the appraised value of the collateral securing the line. Provisions of the line of credit agreement require that a minimum fixed charge coverage ratio be maintained and that the Company's leverage ratio not exceed a specified level. The Company's ability to incur additional debt outside of the line of credit is also restricted. The line of credit is secured by the real estate of two of the Company's restaurant locations with an aggregate book value of $8,157,000 at December 28, 2003 and bears interest on the outstanding borrowings at the rate of LIBOR plus a spread of two to four percent, depending on the Company's leverage ratio. The credit line expires on April 30, 2006, unless converted to a term loan prior to March 30, 2006 under the provisions of the agreement. Borrowings outstanding under this credit line were $486,000 at December 28, 2003. There were no borrowings under the line as of March 25, 2004.

Management believes that cash flow from operations combined with the credit available under its bank line of credit will be adequate to meet its financing needs for 2004 and that its conservative long-term growth plan of one to two restaurants per year will not be constrained due to lack of capital resources. However, to supplement these sources of capital and provide additional funds for future growth, the Company completed $750,000 of five-year equipment financing in January 2004. Management believes that, if needed, additional financing would be available for future growth through an increase in bank credit, additional mortgage or equipment financing, or sale and leaseback of some or all of the Company's unencumbered restaurant properties. There can be no assurance, however, that, if needed, such financing could be obtained or that it would be on terms satisfactory to the Company.

The Company currently does not plan to open any new restaurants in 2004. However, management is continually seeking locations for new J. Alexander's restaurants and would consider quickly taking advantage of any attractive opportunities which might arise. Management estimates that capital expenditures for existing restaurants will be approximately $2.5 million for 2004, net of the landlord's contribution of approximately $500,000 for tenant improvements for a new restaurant opened in the fourth quarter of 2003. Capital expenditures in 2004 for the development of new restaurants are dependent upon the timing and success of management's efforts to locate acceptable sites and would be in addition to the amounts above.

The Company has periodically made purchases of its common stock under a repurchase program authorized by the Company's Board of Directors. The total authorized purchases under this program are $2,000,000. From June 2001 through May 14, 2003, the Company repurchased approximately 535,000 shares at a cost of approximately $1,555,000, an average cost of $2.91 per share. The Company generally does not repurchase shares following the end of a fiscal quarter until after results for the quarter have been publicly announced.

While a working capital deficit of $5,758,000 was present as of December 28, 2003, the Company does not believe this deficit impairs the overall financial condition of the Company because certain of the Company's expenses, particularly depreciation and amortization, do not require current outlays of cash. Also, requirements for funding accounts receivable and inventories are relatively insignificant, so that virtually all cash generated by operations is available to meet current obligations. Further, the Company's current obligations for repayment of long-term debt are now significantly less than in previous years due to the replacement of previous debt agreements with 20 year fixed rate financing.

As of March 25, 2004, the Company had no financing transactions, arrangements or other relationships with any unconsolidated affiliated entities or related parties. Additionally, the Company is not a party to any financing arrangements involving synthetic leases or trading activities involving commodity contracts. Operating lease commitments for leased restaurants and office space are disclosed in Note E, "Leases" and Note J, "Commitments and Contingencies," to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

The following table sets forth significant contractual obligations of the Company at December 28, 2003:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt[1]	$ 48,686,000	$2,548,000	$ 5,582,000	$5,096,000	$35,460,000
Capitalized lease obligations[1]	612,000	124,000	97,000	73,000	318,000
Operating leases[2]	52,641,000	2,360,000	4,313,000	4,218,000	41,750,000
Purchase obligations[3]	622,000	538,000	71,000	13,000	—
Other long-term obligations	1,028,000	—	—	—	1,028,000
Total	$103,589,000	$5,570,000	$10,063,000	$9,400,000	$78,556,000

[1] *Long-term debt and capitalized lease obligations include the interest expense component.*

[2] *Includes renewal option periods.*

[3] *In determining purchase obligations for this table, the Company used its interpretation of the definition set forth in the related rule which states, "a 'purchase obligation' is defined as an agreement to purchase goods or services that is enforceable and legally binding on the registrant and that specifies all significant terms, including: fixed minimum quantities to be purchased; fixed, minimum or variable/price provisions, and the approximate timing of the transaction." In applying this definition, the Company has only included purchase obligations to the extent the failure to perform would result in formal recourse to J. Alexander's Corporation.*

From 1975 through 1996, the Company operated restaurants in the quick-service restaurant industry. The discontinuation of these quick-service restaurant operations included disposals of restaurants that were subject to lease agreements which typically contained initial lease terms of 20 years plus two additional option periods of five years each. In connection with certain of these dispositions, the Company remains secondarily liable for ensuring financial performance as set forth in the original lease agreements. The Company can only estimate its contingent liability relative to these leases, as any changes to the contractual arrangements between the current tenant and the landlord subsequent to the assignment are not required to be disclosed to the Company. A summary of the Company's estimated contingent liability as of December 28, 2003, is as follows:

Wendy's restaurants – (39 leases)	$5,300,000
Mrs. Winner's Chicken & Biscuits restaurants (29 leases)	3,300,000
Total contingent liability related to assigned leases	$8,600,000

There have been no payments by the Company of such contingent liabilities in the history of the Company.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to its accounting for income taxes, property and equipment, impairment of long-lived assets, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are those which involve the more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements.

Income Taxes: The Company had $6,212,000 of gross deferred tax assets at December 28, 2003, consisting principally of $4,738,000 of tax credit carryforwards. Generally accepted accounting principles require that the Company record a valuation allowance against its deferred tax assets unless it is "more likely than not" that such assets will ultimately be realized.

Due to losses incurred by the Company from 1997 through 1999 and because the Company operates with a high degree of financial and operating leverage, with a significant portion of its costs being fixed or semi-fixed in nature, management was unable to conclude from 1997 through 2001 that it was more likely than not that its existing deferred tax assets would be realized; therefore, the Company maintained a valuation allowance for 100% of its deferred tax assets, net of deferred tax liabilities, for those years.

In 2002, the Company completed its third consecutive profitable year, with pre-tax income increasing significantly over the previous year. In addition the Company had recorded significant increases in operating income in four of the previous five years and had reached a size and experience level which management believed made it less likely that an unsuccessful new restaurant would have a significant effect on consolidated operating results. Because of these factors, management further assessed the likelihood of realization of its deferred tax assets, using as its principal basis its forecast of future taxable income adjusted by applying varying probability factors to the achievement of this forecast. As the result of this assessment, the beginning of the year valuation allowance was reduced by $1,200,000 in the fourth quarter of 2002, with a corresponding credit to deferred income tax expense. Management completed a similar assessment in 2003 and concluded that the valuation allowance should be reduced by an additional $1,475,000. As a result, the beginning of the year valuation allowance was reduced by that amount in the fourth quarter of 2003, with a corresponding credit to deferred income tax expense.

Failure to achieve taxable income in the future, as so assessed, could affect the ultimate realization of the net deferred tax assets. Because of the uncertainties discussed above, there can be no assurance that management's assessment of taxable income will be achieved and that there could not be an increase in the valuation allowance in the future. It is also possible that the Company could generate profitability and taxable income levels in the future which would cause management to conclude that it is more likely than not that the Company will realize all, or an additional portion of, its net deferred tax assets.

The Company will continue to evaluate the likelihood of realization of its net deferred tax assets and upon reaching any different conclusion as to the appropriate carrying value of these assets, management will adjust them to their estimated net realizable value. Any such revisions to the estimated net realizable value of the net deferred tax assets could cause the Company's provision for income taxes to vary significantly from period to period, although its cash tax payments would remain unaffected until the benefits of the various carryforwards were fully utilized.

In addition, certain other components of the Company's provision for income taxes must be estimated. These items include, but are not limited to, effective state income tax rates, allowable tax credits for items such as FICA taxes paid on reported tip income, and estimates related to depreciation expense allowable for tax purposes. These estimates are made based on the best available information at the time the tax provision is prepared. Income tax returns are generally not filed, however, until several months after year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws.

Property and Equipment: Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term, generally including renewal options. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Because significant judgments are required in estimating useful lives, which are not ultimately known until the passage of time and may be dependent on proper asset maintenance, and in the determination of what constitutes a capitalized cost versus a repair or maintenance expense, changes in circumstances or use of different assumptions could result in materially different results from those determined based on the Company's estimates.

Impairment of Long-Lived Assets: When events and circumstances indicate that long-lived assets – most typically assets associated with a specific restaurant – might be impaired, management compares the carrying value of such assets to the undiscounted cash flows it expects that restaurant to generate over its remaining useful life. In calculating its estimate of such undiscounted cash flows, management is required to make assumptions, which are subject to a high degree of judgment, relative to the restaurant's future period of operation, sales performance, cost of sales, labor and operating expenses. The resulting forecast of undiscounted cash flows represents management's estimate based on both historical results and management's expectation of future operations for that particular restaurant. To date, all of the Company's long-lived assets have been determined to be recoverable based on management's estimates of future cash flows.

The above listing is not intended to be a comprehensive listing of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited Consolidated Financial Statements and notes thereto which begin on page 23 of this Annual Report to Shareholders which contain accounting policies and other disclosures required by generally accepted accounting principles.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 supersedes Emerging Issues Task Force (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 eliminates the provisions of EITF No. 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 became effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement had no impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB issued modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. Non-Special Purpose Entities created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the first quarter of fiscal 2004. The Company has adopted FIN 46, which did not have an impact on the Company's Consolidated Financial Statements upon adoption, and the Company does not expect the Revised Interpretations to have an impact on the Company's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise became effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted SFAS No. 150 and it had no impact on the Company's Consolidated Financial Statements.

IMPACT OF INFLATION AND OTHER FACTORS

Virtually all of the Company's costs and expenses are subject to normal inflationary pressures and the Company continually seeks ways to cope with their impact. By owning a number of its properties, the Company avoids certain increases in occupancy costs. New and replacement assets will likely be acquired at higher costs, but this will take place over many years. In general, the Company tries to offset increased costs and expenses through additional improvements in operating efficiencies and by increasing menu prices over time, as permitted by competition and market conditions.

SEASONALITY AND QUARTERLY RESULTS

The Company's revenues and net income have historically been subject to seasonal fluctuations. Revenues and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter of the fiscal year due to the redemption of gift cards sold during the holiday season. In addition, certain of the Company's restaurants, particularly those located in southern Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to an increase in population in these markets during that portion of the year. Quarterly results have been and are expected to continue to be significantly impacted by the timing of new restaurant openings and their associated pre-opening costs. As a result of these and other factors, the Company's financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year. A summary of the Company's quarterly results for 2003 and 2002 appears in this Report immediately following the Notes to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure About Interest Rate Risk. The Company is subject to market risk from exposure to changes in interest rates based on its financing and cash management activities. While substantially all of the Company's debt outstanding as of December 28, 2003 was at fixed rates, the Company has historically utilized a mix of both fixed-rate and variable-rate debt to manage its exposures to changes in interest rates. (See Notes D and E to the Consolidated Financial Statements appearing elsewhere herein.) The Company does not expect changes in market interest rates to have a material affect on income or cash flows in fiscal 2004, although there can be no assurances that interest rates will not significantly change.

Commodity Price Risk. Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company. Essential supplies and raw materials are available from several sources and the Company is not dependent upon any single source of supplies or raw materials. The Company's ability to maintain consistent quality throughout its restaurant system depends in part upon its ability to acquire food products and related items from reliable sources. When the supply of certain products is uncertain or prices are expected to rise significantly, the Company may enter into purchase contracts or purchase bulk quantities for future use. The Company routinely has purchase commitments for terms of one year or less for food and supplies with a variety of vendors, some of which are limited to a pricing schedule for the period covered by the agreements. The Company has established long-term relationships with key beef, seafood and produce vendors and brokers. Adequate alternative sources of supply are believed to exist for substantially all products. While the supply and availability of certain products can be volatile, the Company believes that it has the ability to identify and access alternative products as well as the ability to adjust menu prices if needed. Significant items that could be subject to price fluctuations are beef, seafood, produce, pork and dairy products among others. The Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

The foregoing discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All references are to fiscal years unless otherwise noted. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, anticipated capital expenditures, financing arrangements and other similar matters, which reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements as a result of a number of factors including, but not limited to, those discussed in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Forward-looking information provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. In addition, the Company disclaims any intent or obligation to update these forward-looking statements.

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Net sales	**$107,059,000**	$98,779,000	$91,206,000
Costs and expenses:			
Cost of sales	**34,732,000**	31,245,000	29,575,000
Restaurant labor and related costs	**35,031,000**	32,806,000	30,533,000
Depreciation and amortization of restaurant property and equipment	**4,337,000**	4,345,000	4,242,000
Other operating expenses	**19,538,000**	18,531,000	16,602,000
Total restaurant operating expenses	**93,638,000**	86,927,000	80,952,000
General and administrative expenses	**7,568,000**	7,720,000	7,165,000
Pre-opening expense	**997,000**	134,000	850,000
Operating income	**4,856,000**	3,998,000	2,239,000
Other income (expense):			
Interest expense, net	**(2,108,000)**	(1,296,000)	(1,303,000)
Gain on purchase of debentures	**—**	—	17,000
Other, net	**(38,000)**	(94,000)	(51,000)
Total other expense	**(2,146,000)**	(1,390,000)	(1,337,000)
Income before income taxes and cumulative effect of change in accounting principle	**2,710,000**	2,608,000	902,000
Income tax provision (benefit)	**(1,122,000)**	(398,000)	631,000
Income before cumulative effect of change in accounting principle	**3,832,000**	3,006,000	271,000
Cumulative effect of change in accounting principle	**—**	(171,000)	—
Net income	**$ 3,832,000**	$ 2,835,000	$ 271,000
Basic earnings per share:			
Income before cumulative effect of change in accounting principle	**$ .59**	$ .44	$ .04
Cumulative effect of change in accounting principle	**—**	(.02)	—
Basic earnings per share	**$ .59**	$ .42	$ .04
Diluted earnings per share:			
Income before cumulative effect of change in accounting principle	**$ .57**	$ .44	$ .04
Cumulative effect of change in accounting principle	**—**	(.02)	—
Diluted earnings per share	**$ .57**	$ .42	$ .04

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	December 28 2003	December 29 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,635,000	$10,525,000
Accounts and notes receivable, including current portion of direct financing leases, net of allowances for possible losses	589,000	97,000
Inventories at lower of cost (first-in, first-out method) or market	1,068,000	790,000
Deferred income taxes	791,000	488,000
Prepaid expenses and other current assets	1,050,000	1,000,000
Total Current Assets	5,133,000	12,900,000
Other Assets	1,009,000	951,000
Property and Equipment, at cost, less allowances for depreciation and amortization	73,613,000	69,521,000
Deferred Income Taxes	1,884,000	712,000
Deferred Charges, less accumulated amortization of $482,000 and $1,284,000 at December 28, 2003, and December 29, 2002, respectively	898,000	949,000
	$82,537,000	$85,033,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 3,194,000	$ 3,035,000
Accrued expenses and other current liabilities	4,177,000	4,982,000
Unearned revenue	2,871,000	2,692,000
Current portion of long-term debt and obligations under capital leases	649,000	6,786,000
Total Current Liabilities	10,891,000	17,495,000
Long-Term Debt and Obligations Under Capital Leases, net of portion classified as current	24,642,000	24,451,000
Salary Continuation Plan Liabilities	1,028,000	1,000,000
Deferred Rent Obligations and Other Deferred Credits	1,544,000	1,288,000
Stockholders' Equity		
Common Stock, par value $.05 per share: Authorized 10,000,000 shares; issued and outstanding 6,432,718 and 6,660,535 shares at December 28, 2003, and December 29, 2002, respectively	322,000	333,000
Preferred Stock, no par value: Authorized 1,000,000 shares; none issued	—	—
Additional paid-in capital	33,645,000	34,357,000
Retained earnings	11,359,000	7,527,000
	45,326,000	42,217,000
Note receivable – Employee Stock Ownership Plan	(370,000)	(688,000)
Employee notes receivable – 1999 Loan Program	(524,000)	(730,000)
Total Stockholders' Equity	44,432,000	40,799,000
Commitments and Contingencies		
	$82,537,000	$85,033,000

See Notes to Consolidated Financial Statements.

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Cash Flows from Operating Activities:			
Net income	**$ 3,832,000**	$ 2,835,000	$ 271,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	**4,444,000**	4,467,000	4,376,000
Goodwill impairment charge	**—**	171,000	—
Amortization of deferred charges	**147,000**	127,000	52,000
Deferred income tax benefit	**(1,475,000)**	(1,200,000)	—
Other, net	**122,000**	141,000	81,000
Changes in assets and liabilities:			
Decrease (increase) in accounts and notes receivable	**6,000**	68,000	(71,000)
Decrease (increase) in inventories	**(278,000)**	146,000	(195,000)
Increase in prepaid expenses and other current assets	**(50,000)**	(165,000)	(243,000)
Increase in deferred charges	**(44,000)**	(47,000)	(85,000)
Increase in accounts payable	**588,000**	757,000	220,000
Increase (decrease) in accrued expenses and other current liabilities	**(589,000)**	436,000	998,000
Increase in unearned revenue	**179,000**	277,000	454,000
Increase in other long-term obligations	**284,000**	402,000	413,000
Decrease in note receivable – Employee Stock Ownership Plan	**318,000**	—	—
Net cash provided by operating activities	**7,484,000**	8,415,000	6,271,000
Cash Flows from Investing Activities:			
Purchase of property and equipment	**(9,418,000)**	(6,670,000)	(8,306,000)
Other, net	**(66,000)**	(43,000)	(54,000)
Net cash used by investing activities	**(9,484,000)**	(6,713,000)	(8,360,000)
Cash Flows from Financing Activities:			
Proceeds under bank line of credit agreement	**8,426,000**	31,791,000	41,003,000
Payments under bank line of credit agreement	**(7,940,000)**	(46,062,000)	(35,997,000)
Proceeds from mortgage loan	**—**	25,000,000	—
Payment of financing transaction costs	**(52,000)**	(725,000)	—
Payments on long-term debt and obligations under capital leases	**(6,807,000)**	(1,770,000)	(1,492,000)
Common stock repurchased	**(864,000)**	(381,000)	(136,000)
Reduction of employee receivables — 1999 Loan Program	**206,000**	8,000	31,000
Sale of stock and exercise of stock options	**148,000**	167,000	3,000
Decrease in bank overdraft	**—**	(240,000)	(1,345,000)
Other, net	**(7,000)**	—	—
Net cash (used) provided by financing activities	**(6,890,000)**	7,788,000	2,067,000
Increase (Decrease) in Cash and Cash Equivalents	**(8,890,000)**	9,490,000	(22,000)
Cash and cash equivalents at beginning of year	**10,525,000**	1,035,000	1,057,000
Cash and Cash Equivalents at End of Year	**$ 1,635,000**	$10,525,000	$1,035,000

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

	Outstanding Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Note Receivable-Employee Stock Ownership Plan	Employee Notes Receivable-1999 Loan Program	Total Stockholders' Equity
Balances at Dec. 31, 2000	6,851,816	$343,000	$34,867,000	$ 4,421,000	$(686,000)	$(944,000)	$38,001,000
Exercise of stock options, including tax benefits	7,500	—	10,000	—	—	—	10,000
Reduction of employee notes receivable – 1999 Loan Program	—	—	—	—	—	31,000	31,000
Common stock repurchased	(61,226)	(3,000)	(133,000)	—	—	—	(136,000)
Other, net	(472)	—	(5,000)	—	(2,000)	—	(7,000)
Net income	—	—	—	271,000	—	—	271,000
Balances at Dec. 30, 2001	6,797,618	340,000	34,739,000	4,692,000	(688,000)	(913,000)	38,170,000
Exercise of stock options, including tax benefits	61,132	3,000	164,000	—	—	—	167,000
Reduction of employee notes receivable – 1999 Loan Program	—	—	—	—	—	183,000	183,000
Common stock repurchased	(198,215)	(10,000)	(546,000)	—	—	—	(556,000)
Net income	—	—	—	2,835,000	—	—	2,835,000
Balances at Dec. 29, 2002	6,660,535	333,000	34,357,000	7,527,000	(688,000)	(730,000)	40,799,000
Exercise of stock options, including tax benefits	50,982	3,000	145,000	—	—	—	148,000
Reduction of employee notes receivable – 1999 Loan Program	—	—	—	—	—	206,000	206,000
Reduction of note receivable – Employee Stock Ownership Plan	—	—	—	—	318,000	—	318,000
Common stock repurchased	(277,564)	(14,000)	(850,000)	—	—	—	(864,000)
Other, net	(1,235)	—	(7,000)	—	—	—	(7,000)
Net income	—	—	—	3,832,000	—	—	3,832,000
Balances at Dec. 28, 2003	**6,432,718**	**$322,000**	**$33,645,000**	**$11,359,000**	**$(370,000)**	**$(524,000)**	**$44,432,000**

See Notes to Consolidated Financial Statements.

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Consolidated Financial Statements include the accounts of J. Alexander's Corporation and its wholly-owned subsidiaries (the Company). At December 28, 2003, the Company owned and operated 27 J. Alexander's restaurants in twelve states throughout the United States. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made in the prior years' Consolidated Financial Statements to conform to the 2003 presentation.

Fiscal Year: The Company's fiscal year ends on the Sunday closest to December 31 and each quarter typically consists of thirteen weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Property and Equipment: Depreciation and amortization are provided on the straight-line method over the following estimated useful lives: buildings – 30 years, restaurant and other equipment – two to 10 years, and capital leases and leasehold improvements – lesser of life of assets or terms of leases, generally including renewal options.

Deferred Charges: Debt issue costs are amortized principally by the interest method over the life of the related debt.

Income Taxes: The Company accounts for income taxes under the liability method required by Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". SFAS No. 109 requires that deferred tax assets and liabilities be established based on the difference between the financial statement and income tax bases of assets and liabilities measured at tax rates that will be in effect when the differences reverse. Realization of deferred tax assets, which relate primarily to tax credit carryforwards, is dependent on future earnings from existing and new restaurants. Accordingly, a valuation allowance responsive to uncertainties associated with future earnings has been established.

Earnings Per Share: The Company accounts for earnings per share in accordance with SFAS No. 128 "Earnings Per Share".

Revenue Recognition: Restaurant revenues are recognized when food and service are provided. Unearned revenue consists of gift certificates sold, but not redeemed.

Pre-opening Costs: The Company accounts for pre-opening costs by expensing such costs as they are incurred, consistent with the requirements under the American Institute of Certified Public Accountants' Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities".

Fair Value of Financial Instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Long-term debt: The fair value of long-term mortgage financing is determined using current applicable rates for similar instruments and collateral as of the balance sheet date (see Note D). Due to the immaterial amounts involved, fair value of other long-term debt was estimated to approximate its carrying amount.

Contingent liabilities: In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations and the disposition of its Wendy's restaurant operations, the Company remains secondarily liable for certain real and personal property leases. The Company does not believe it is practicable to estimate the fair value of these contingencies and does not believe any significant loss is likely.

Development Costs: Certain direct and indirect costs are capitalized as building and leasehold improvement costs in conjunction with acquiring and developing new J. Alexander's restaurant sites and amortized over the life of the related asset. Development costs of $167,000, $164,000 and $165,000 were capitalized during 2003, 2002 and 2001, respectively.

Self-Insurance: The Company is generally self-insured, subject to stop-loss limitations, for losses and liabilities related to its group medical plan. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred but not paid.

Advertising Costs: The Company charges costs of advertising to expense at the time the costs are incurred. Advertising expense was $31,000, $28,000 and $29,000 in 2003, 2002 and 2001, respectively.

Stock Based Compensation: The Company accounts for its stock compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and, accordingly, typically recognizes no compensation expense for such arrangements.

The following table represents the effect on net income and earnings per share if the Company had applied the fair value based SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Net income, as reported	**$3,832,000**	$2,835,000	$271,000
Deduct: Total stock-based employee compensation expense determined under fair value methods for all awards, net of related tax effects	**99,000**	139,000	225,000
Pro forma net income	**$3,733,000**	$2,696,000	$ 46,000
Net income per share:			
Basic, as reported	**$ .59**	$ .42	$ .04
Basic, pro forma	**$ .57**	$ .40	$ .01
Diluted, as reported	**$ .57**	$ .42	$ .04
Diluted, pro forma	**$ .56**	$ .40	$ .01
Weighted average shares used in computation:			
Basic	**6,519,000**	6,757,000	6,840,000
Diluted	**6,693,000**	6,812,000	6,841,000

For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period. See Note G for further discussion of the Company's stock-based employee compensation.

Use of Estimates in Financial Statements: Judgment and estimation are utilized by management in certain areas in the preparation of the Company's financial statements. Some of the more significant areas include determination of the valuation allowance relative to the Company's deferred tax assets, estimates of useful lives of property and equipment and leasehold improvements, and accounting for impairment losses, contingencies and litigation.

Impairment: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Accordingly, when indicators of impairment are present with respect to an individual restaurant, the Company periodically evaluates the carrying value of that restaurant's property and equipment and intangible assets.

Comprehensive Income: The Company has no items of comprehensive income as defined under SFAS No. 130, "Reporting Comprehensive Income".

Business Segments: In accordance with the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", management has determined that the Company operates in only one segment.

Recent Accounting Pronouncements: In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 supersedes Emerging Issues Task Force (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 eliminates the provisions of EITF No. 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 became effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement had no impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB issued modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. Non-Special Purpose Entities created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the first quarter of fiscal 2004. The Company has adopted FIN 46, which did not have an impact on the Company's Consolidated Financial Statements upon adoption, and the Company does not expect the Revised Interpretations to have an impact on the Company's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise became effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted SFAS No. 150 and it had no impact on the Company's Consolidated Financial Statements.

Reclassifications: Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform with the 2003 presentation. Changes in the Company's cash overdraft balance during fiscal years 2002 and 2001 have been reflected in the Company's Consolidated Statements of Cash Flows as financing activities instead of operating activities. The Company had no cash overdraft balances at December 28, 2003 or December 29, 2002.

NOTE B — EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Numerator:			
Net income (numerator for basic earnings per share)	**$3,832,000**	$2,835,000	$271,000
Effect of dilutive securities	—	—	—
Net income after assumed conversions (numerator for diluted earnings per share)	**$3,832,000**	$2,835,000	$271,000
Denominator:			
Weighted average shares (denominator for basic earnings per share)	**6,519,000**	6,757,000	6,840,000
Effect of dilutive securities	**174,000**	55,000	1,000
Adjusted weighted average shares and assumed conversions (denominator for diluted earnings per share)	**6,693,000**	6,812,000	6,841,000
Basic earnings per share	**$ .59**	$ .42	$ .04
Diluted earnings per share	**$ .57**	$ .42	$ .04

In situations where the exercise price of outstanding options is greater than the average market price of common shares, such options are excluded from the computation of diluted earnings per share because of their antidilutive impact. A total of 295,000, 420,000 and 822,000 options were excluded from the computation of diluted earnings per share in 2003, 2002 and 2001, respectively.

NOTE C — PROPERTY AND EQUIPMENT

Balances of major classes of property and equipment are as follows:

	December 28 2003	December 29 2002
Land	**$16,092,000**	$14,340,000
Buildings	**38,238,000**	33,497,000
Buildings under capital leases	**651,000**	276,000
Leasehold improvements	**26,914,000**	23,903,000
Restaurant and other equipment	**21,649,000**	18,963,000
Construction in progress	**—**	4,789,000
	103,544,000	95,768,000
Less allowances for depreciation and amortization	**(29,931,000)**	(26,247,000)
	$73,613,000	$69,521,000

NOTE D — LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt and obligations under capital leases at December 28, 2003, and December 29, 2002, are summarized below:

	December 28, 2003		December 29, 2002	
	Current	**Long-Term**	Current	Long-Term
Mortgage loan, 8.6% interest, payable through 2022	**$559,000**	**$23,876,000**	$ 521,000	$24,436,000
Convertible Subordinated Debentures, 8.3%, due 2003	**—**	**—**	6,250,000	—
Bank credit agreement, at variable interest rates ranging from 3.6% to 3.8%	**—**	**486,000**	—	—
Obligations under capital lease, 9.9% to 11.5% interest, payable through 2015	**90,000**	**280,000**	15,000	15,000
	$649,000	**$24,642,000**	$6,786,000	$24,451,000

Aggregate maturities of long-term debt for the five years succeeding December 28, 2003, are as follows: 2004 – $649,000; 2005 – $630,000 ; 2006 – $1,163,000; 2007 – $735,000; 2008 – $792,000.

In October 2002, the Company obtained $25,000,000 of long-term financing through completion of a mortgage loan transaction. The mortgage loan has an effective annual interest rate, including the effect of the amortization of deferred issue costs, of 8.6% and is payable in equal monthly installments of principal and interest of approximately $212,000 through November 2022. Net proceeds from the mortgage loan, after deducting fees and expenses associated with the transaction, were approximately $24,275,000. A portion of these funds was used to pay off the outstanding balance of $15,470,000 on the Company's bank line of credit, terminating that facility. Remaining funds were used primarily for retiring the Company's $6,250,000 of Convertible Subordinated Debentures which matured June 1, 2003.

Provisions of the mortgage loan and related agreements require that a minimum fixed charge coverage ratio be maintained for the restaurants securing the loan and that the Company's leverage ratio not exceed a specified level. The loan is pre-payable without penalty after October 29, 2007, with a yield maintenance penalty in effect prior to that time. The mortgage loan is secured by the real estate, equipment and other personal property of nine of the Company's restaurant locations with an aggregate book value of $25,418,000 at December 28, 2003. The real property at these locations is owned by JAX Real Estate, LLC, the entity which is the borrower under the loan agreement and which leases the properties to a wholly-owned subsidiary of the Company as lessee. The Company has guaranteed the obligations of the lessee subsidiary to pay rents under the lease.

In addition to JAX Real Estate, LLC, other wholly-owned subsidiaries of the Company, JAX RE Holdings, LLC and JAX Real Estate Management, Inc., act as a holding company and a member of the board of managers of JAX Real Estate, LLC, respectively. While all of these subsidiaries are included in the Company's Consolidated Financial Statements, each of them was established as a special purpose, bankruptcy remote entity and maintains its own legal existence, ownership of its assets and responsibility for its liabilities separate from the Company and its other affiliates.

In May 2003, the Company entered into a secured bank line of credit agreement which will provide up to $5,000,000 for financing capital expenditures related to the development of new restaurants and for general operating purposes. Credit available under the agreement is currently approximately $4,600,000 and is based on a percentage of the appraised value of the collateral securing the agreement. Borrowings outstanding under this line of credit totaled $486,000 at December 28, 2003. Provisions of the line of credit agreement require that a minimum fixed charge coverage ratio be maintained and that the Company's leverage ratio not exceed a specified level. The Company's ability to incur additional debt outside of the line of credit is also restricted. The line of credit is secured by the real estate of two of the Company's restaurant locations with an aggregate book value of $8,157,000 at December 28, 2003 and bears interest at the rate of LIBOR plus a spread of two to four percent, depending on the leverage ratio. The credit line expires on April 30, 2006, unless converted to a term loan prior to March 30, 2006 under the provisions of the agreement.

In connection with a new J. Alexander's restaurant opened during 2003, the Company recorded a capital building lease asset and a capital building lease obligation in the amount of $375,000. For cash flow purposes, this transaction was considered a non-cash investing and financing activity.

Cash interest payments amounted to $2,309,000, $1,314,000 and $1,469,000, in 2003, 2002 and 2001, respectively. Interest costs of $108,000, $103,000 and $134,000 were capitalized as part of building and leasehold costs in 2003, 2002 and 2001, respectively.

The carrying value and estimated fair value of the Company's mortgage loan were $24,435,000 and $26,931,000, respectively, at December 28, 2003.

NOTE E — LEASES

At December 28, 2003, the Company was lessee under both ground leases (the Company leases the land and builds its own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are generally operating leases.

Real estate lease terms are generally for 15 to 20 years and, in many cases, provide for rent escalations and for one or more five-year renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Certain real property leases provide for contingent rentals based upon a percentage of sales. In addition, the Company is lessee under other noncancellable operating leases, principally for office space.

Accumulated amortization of buildings under capital leases totaled $284,000 at December 28, 2003 and $276,000 at December 29, 2002. Amortization of leased assets is included in depreciation and amortization expense.

Total rental expense amounted to:

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Minimum rentals under operating leases	**$2,444,000**	$2,360,000	$2,101,000
Contingent rentals	**29,000**	7,000	56,000
Less: Sublease rentals	**(119,000)**	(119,000)	(112,000)
	$2,354,000	$2,248,000	$2,045,000

At December 28, 2003, future minimum lease payments under capital leases and noncancellable operating leases (including renewal options) with initial terms of one year or more are as follows:

	Capital Leases	Operating Leases
2004	$123,000	$ 2,360,000
2005	42,000	2,176,000
2006	36,000	2,137,000
2007	36,000	2,098,000
2008	36,000	2,120,000
Thereafter	318,000	41,750,000
Total minimum payments	591,000	$52,641,000
Less imputed interest	(221,000)	
Present value of minimum rental payments	370,000	
Less current maturities at December 28, 2003	(90,000)	
Long-term obligations at December 28, 2003	$280,000	

Minimum future rentals receivable under subleases for operating leases at December 28, 2003, amounted to $283,000.

NOTE F — INCOME TAXES

Significant components of the income tax provision (benefit) are as follows:

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Current:			
Federal	**$ 262,000**	$ 777,000	$542,000
State	**91,000**	25,000	89,000
Total	**353,000**	802,000	631,000
Deferred:			
Federal	**(1,320,000)**	(1,074,000)	—
State	**(155,000)**	(126,000)	—
Total	**(1,475,000)**	(1,200,000)	—
Income tax provision (benefit)	**$(1,122,000)**	$ (398,000)	$631,000

The Company's consolidated effective tax rate differed from the federal statutory rate as set forth in the following table:

	Years Ended		
	December 28 2003	December 29 2002	December 30 2001
Tax expense computed at federal statutory rate (34%)	**$ 921,000**	$ 887,000	$307,000
State income taxes, net of federal benefit	**60,000**	(67,000)	59,000
Effect of net operating loss carryforwards and tax credits	**(302,000)**	(1,048,000)	(450,000)
Increase (decrease) in valuation allowance	**(1,590,000)**	377,000	635,000
Previously accrued taxes	**(182,000)**	—	—
Other, net	**(29,000)**	(547,000)	80,000
Income tax provision (benefit)	**$(1,122,000)**	$ (398,000)	$631,000

During 2003, the Company reversed previously accrued federal income taxes payable of $182,000, resulting in a reduction in the current federal provision. The Company made net income tax payments of $746,000, $845,000 and $344,000 in 2003, 2002 and 2001, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 28, 2003, and December 29, 2002, are as follows:

	December 28 2003	December 29 2002
Deferred tax liabilities:		
Tax over book depreciation	**$ 196,000**	$ 11,000
Deferred tax assets:		
Capital/finance leases	**12,000**	12,000
Deferred compensation accruals	**392,000**	382,000
Self-insurance accruals	**48,000**	56,000
Net operating loss carryforwards	**362,000**	606,000
Tax credit carryforwards	**4,738,000**	4,457,000
Other — net	**660,000**	629,000
Total deferred tax assets	**6,212,000**	6,142,000
Valuation allowance for deferred tax assets	**(3,341,000)**	(4,931,000)
	2,871,000	1,211,000
Net deferred tax assets	**$2,675,000**	$1,200,000

At December 28, 2003, the Company had tax credit carryforwards of $4,738,000 available to reduce future federal income taxes. These carryforwards consist of FICA tip credits which expire in the years 2009 through 2023 and alternative minimum tax credits which may be carried forward indefinitely. In addition, the

Company had net operating loss carryforwards of $8,800,000, which expire from 2004 to 2020, available to reduce state income taxes. The use of these net operating losses is limited to the future taxable earnings of certain of the Company's subsidiaries.

SFAS No. 109 establishes procedures to measure deferred tax assets and liabilities and assess whether a valuation allowance relative to existing deferred tax assets is necessary. Prior to 2002, the valuation allowance was established at an amount necessary to fully reserve the net deferred tax asset balances. In the fourth quarter of 2002, the valuation allowance was reduced by $1,200,000, resulting in a corresponding credit to deferred income tax expense. In the fourth quarter of 2003, the valuation allowance was reduced by an additional $1,475,000, resulting in a corresponding credit to deferred income tax expense. It is the Company's belief that the future recognition of $2,675,000 of its deferred tax assets is more likely than not. The valuation allowance decreased by $1,590,000 (including the $1,475,000 decrease discussed above) during the year ended December 28, 2003.

NOTE G — STOCK OPTIONS AND BENEFIT PLANS

Under the Company's 1994 Employee Stock Incentive Plan, directors, officers and key employees of the Company may be granted options to purchase shares of the Company's common stock. Options to purchase the Company's common stock also remain outstanding under the Company's 1990 Stock Option Plan for Outside Directors, although the Company no longer has the ability to issue additional shares under this plan.

A summary of options under the Company's option plans is as follows:

Options	Shares	Option Prices	Weighted Average Exercise Price
Outstanding at December 31, 2000	761,630	$1.38- $11.69	$4.27
Issued	186,000	2.07- 2.25	2.23
Exercised	(7,500)	1.38 —	1.38
Expired or canceled	(28,450)	2.24- 11.69	4.04
Outstanding at December 30, 2001	911,680	2.07- 11.69	3.97
Issued	4,000	3.15 —	3.15
Exercised	(61,132)	2.25- 3.81	2.73
Expired or canceled	(66,488)	2.07- 3.44	2.49
Outstanding at December 29, 2002	788,060	2.07- 11.69	4.28
Issued	93,000	4.25 —	4.25
Exercised	(50,982)	2.24- 3.44	2.72
Expired or canceled	(40,768)	2.07- 10.50	7.63
Outstanding at December 28, 2003	789,310	$2.08- $11.69	$4.32

Options exercisable and shares available for future grant are as follows:

	December 28 2003	December 29 2002	December 30 2001
Options exercisable	**658,810**	671,632	686,845
Shares available for grant	**66,912**	144,144	80,656

The following table summarizes information about the Company's stock options outstanding at December 28, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 28 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 28 2003	Weighted Average Exercise Price
$2.08- $2.25	113,500	7.3 years	$2.24	76,667	$2.24
2.75- 3.44	208,810	4.9 years	2.81	208,143	2.81
3.81- 5.69	339,000	6.6 years	4.28	246,000	4.30
7.38- 11.69	128,000	1.7 years	8.75	128,000	8.75
$2.08-$11.69	789,310		$4.32	658,810	$4.45

Options exercisable at December 29, 2002 and December 30, 2001 had weighted average exercise prices of $4.44 and $4.21, respectively. The weighted average fair value per share for options granted during 2003, 2002 and 2001 was $2.49, $1.92 and $1.36, respectively. These fair values were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 4.16%, 5.24% and 5.31%; no annual dividend yield; volatility factors of .4069, .4043 and .4173 based on monthly closing prices since August, 1990; and an expected option life of 10 years.

The Company has an Employee Stock Purchase Plan under which 75,547 shares of the Company's common stock are available for issuance. No shares have been issued under the plan since 1997.

The Company has a Salary Continuation Plan which provides retirement and death benefits to certain key employees. The expense recognized under this plan was $152,000, $170,000 and $150,000 in 2003, 2002 and 2001, respectively.

The Company has a Savings Incentive and Salary Deferral Plan under Section 401(k) of the Internal Revenue Code which allows qualifying employees to defer a portion of their income on a pre-tax basis through contributions to the plan. All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant's salary, the Company makes a minimum 10% matching contribution to the plan. The Company's matching contribution for 2003 totaled $40,000, or 25% of eligible participant contributions. For 2002 and 2001 the Company's matching contribution expense was $39,000 and $40,000, respectively.

In 1999, the Company established the 1999 Loan Program (Loan Program) to allow eligible employees to make purchases of the Company's common stock. Under the terms of the Loan Program, all full-time employees as well as part-time employees who had at least five years of employment with the Company were eligible to borrow amounts ranging from a minimum of $10,000 to a maximum of 100% of their annual salary. Borrowings in excess of the maximum were allowed upon approval by the Compensation Committee or the officers of the Company, as applicable. All employee borrowings were used exclusively to purchase shares of the Company's common stock and accrue interest at the rate of 3% annually from the date of the last purchase of shares under the program until paid in full. Interest is payable quarterly until December 31, 2006, at which time the entire unpaid principal amount and unpaid interest will be due. In the event that a participant receives bonus compensation from the Company, 30% of any such bonus is to be applied to the outstanding principal balance of the note. Further, a participant's loan may be declared due and payable upon termination of a participant's employment or failure to make any payment when due, as well as under other circumstances set forth in the program documents. The maximum aggregate amount of loans authorized was $1,000,000. As of December 28, 2003 notes receivable under the Loan Program totaled $524,000. This amount has been reported as a reduction from the Company's stockholders' equity.

Participants in the Loan Program also received a stock bonus award of one share of common stock for every 20 shares of common stock purchased under the program and an award of one share of restricted common stock for every 20 shares of common stock purchased under the program. Both the stock bonus award shares and the restricted stock award shares were issued pursuant to the Company's 1994 Employee Stock Incentive Plan, with the restricted stock award vesting at the rate of 20% of the number of shares awarded on each of the second through sixth anniversaries of the date of the last purchase of shares under the Loan Program.

For purposes of computing earnings per share, the shares purchased through the Loan Program are included as outstanding shares in the weighted average share calculation.

NOTE H — EMPLOYEE STOCK OWNERSHIP PLAN

In 1992, the Company established an Employee Stock Ownership Plan (ESOP) which purchased 457,055 shares of Company common stock from a trust created by the late Jack C. Massey, the Company's former Board Chairman, and the Jack C. Massey Foundation at $3.75 per share for an aggregate purchase price of $1,714,000. The Company funded the ESOP by loaning it an amount equal to the purchase price, with the loan secured by a pledge of the unallocated stock held by the ESOP. The note receivable from the ESOP has been reported as a reduction from the Company's stockholders' equity.

The Company has made a contribution to the ESOP in each calendar year since the ESOP was established allowing the ESOP to make its scheduled loan repayments to the Company, with the exception of 1996, when no contribution was made, and 2000 and 2001, when only the interest component of the contribution was made. Compensation expense of $165,000 was recorded with respect to the 2003 ESOP contribution. The terms of the ESOP note, as amended, call for interest to be paid at an annual rate of 8% and for repayment of the ESOP note's remaining principal in annual amounts of $178,000 and $192,000 during fiscal 2004 and 2005, respectively.

All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. The ESOP generally requires five years of service with the Company in order for an ESOP participant's account to vest. Allocation of stock is made to participants' accounts as the ESOP's loan is repaid and is in proportion to each participant's compensation for each year. A total of 65,969 shares remain unallocated as of December 28, 2003.

For purposes of computing earnings per share, the shares originally purchased by the ESOP are included as outstanding shares in the weighted average share calculation.

NOTE I — SHAREHOLDER RIGHTS PLAN

The Company's Board of Directors has adopted a shareholder rights plan intended to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics, by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

The shareholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of one Right per share of common stock) one-hundredth of a share of no par value Series A Junior Preferred (a "Unit") at an exercise price of $12.00 per Unit. The Rights are attached to the common stock and may be exercised only if a person or group acquires 20% of the outstanding common stock or initiates a tender or exchange offer that would result in such person or group acquiring 10% or more of the outstanding common stock. Upon such an event, the Rights "flip-in" and each holder of a Right will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price. All Rights beneficially owned by the acquiring person or group triggering the "flip-in" will be null and void. Additionally, if a third party were to take certain action to acquire the Company, such as a merger or other business combination, the Rights would "flip-over" and entitle the holder to acquire shares of the acquiring person with a value of two times the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $0.01 per Right and expire May 16, 2004. In order to prevent dilution, the exercise price and number of Rights per share of common stock will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock.

During 1999, the shareholder rights plan was amended by altering the definition of "acquiring person" to specify that Solidus LLC, predecessor to Solidus Company, and its affiliates would not be or become an acquiring person as the result of its acquisition of Company stock in excess of 20% or more of Company common stock outstanding. E. Townes Duncan, a director of the Company, is a minority owner of and manages the investments of Solidus Company.

NOTE J — COMMITMENTS AND CONTINGENCIES

As a result of the disposition of its Wendy's operations in 1996, the Company remains secondarily liable for certain real property leases with remaining terms of one to twelve years. The total estimated amount of lease payments remaining on these 28 individual leases at December 28, 2003 was approximately $4.0 million. In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, the Company also remains secondarily liable for certain real and personal property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these 29 individual leases at December 28, 2003, was approximately $3.3 million. Additionally, in connection with the previous disposition of certain other Wendy's restaurant operations, primarily the southern California restaurants in 1982, the Company remains secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these 11 individual leases as of December 28, 2003, was approximately $1.3 million.

The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of such legal proceedings will not have a materially adverse effect on the Company's financial condition.

NOTE K — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities included the following:

	December 28 2003	December 29 2002
Taxes, other than income taxes	**$1,420,000**	$1,688,000
Salaries, wages and vacation pay	**1,101,000**	951,000
Insurance	**266,000**	198,000
Interest	**160,000**	205,000
State and federal income taxes	**(87,000)**	307,000
Bonus compensation	**120,000**	377,000
ESOP contribution	—	152,000
Other	**1,197,000**	1,104,000
	$4,177,000	$4,982,000

NOTE L — GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the systematic amortization of goodwill. The Company adopted SFAS No. 142, effective December 31, 2001, and ceased amortization of its goodwill balance. However, intangible assets with finite lives continue to be amortized over their estimated useful lives.

SFAS No. 142 also required the Company to complete an impairment review of its goodwill. During the fourth quarter of 2002, the Company completed its transitional impairment test and determined that the goodwill associated with the acquisition of its original restaurant was impaired. Accordingly, the Company recorded as a cumulative effect of change in accounting principle a write-off of its goodwill balance in the amount of $171,000 on which the Company recognized no tax benefit. Prior to the Company's adoption of SFAS No. 142, annual amortization of goodwill totaled $5,000.

The remaining intangible assets recorded on the accompanying consolidated balance sheet at December 28, 2003 include deferred loan costs and other intangible assets with finite lives and are scheduled to be amortized as follows: 2004 – $120,000; 2005 – $93,000; 2006 – $65,000; 2007 – $54,000; 2008 – $53,000.

NOTE M — RELATED PARTY TRANSACTIONS

E. Townes Duncan, a director of the Company, is a minority owner of and manages the investments of Solidus Company, the Company's largest shareholder. In 1999, Solidus entered into a Stock Purchase and Standstill Agreement which generally precludes Solidus from acquiring in excess of 33% of the Company's outstanding voting securities, soliciting proxies with respect to the Company's voting securities, depositing any voting securities in a voting trust or any similar arrangement and selling, transferring or otherwise disposing of any of the Company's voting securities. Such restrictions are subject to termination should certain events transpire. The agreement expires on March 22, 2006.

In August 2003, Solidus and the Company executed the First Amendment to Stock Purchase and Standstill Agreement. Under the terms of this agreement, the Company authorized Solidus to pledge the common stock of the Company owned by it as collateral security for the payment and performance of Solidus' obligations under a credit agreement with a bank. In the event that Solidus defaults on its obligations to the bank, and such default results in the need to liquidate the related collateral, the bank is required to give the Company written notice of the number of shares it intends to sell and the price at which such shares are to be sold. The Company has the exclusive right within the first 30 days subsequent to receipt of such written notice to purchase all or any portion of the shares subject to sale and, should the Company decline to purchase any of the applicable shares, the bank may sell such shares over the ensuing 50 days on terms no more favorable than the terms stated in the written notice referred to above.

The Board of Directors and Stockholders
J. Alexander's Corporation

We have audited the accompanying consolidated balance sheets of J. Alexander's Corporation and subsidiaries as of December 28, 2003 and December 29, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J. Alexander's Corporation and subsidiaries at December 28, 2003 and December 29, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2003 in conformity with accounting principles generally accepted in the United States.

As described in Note L to the consolidated financial statements, the Company has changed its method of accounting for goodwill upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Ernst & Young LLP

Nashville, Tennessee
February 20, 2004

Quarterly Results of Operations

The following is a summary of the quarterly results of operations for the years ended December 28, 2003 and December 29, 2002 (in thousands, except per share amounts):

	2003 Quarters Ended			
	March 30	**June 29**	**September 28**	**December 28**
Net sales	**$26,450**	**$26,415**	**$25,832**	**$28,362**
Net income	**$ 631**	**$ 515**	**$ 385**	**$ 2,301[1]**
Basic earnings per share	**$ .10**	**$ .08**	**$ .06**	**$ .36**
Diluted earnings per share	**$ .09**	**$ .08**	**$ .06**	**$ .34**

	2002 Quarters Ended			
	March 31	June 30	September 29	December 29
Net sales	$25,632	$24,350	$23,698	$25,099
Income before cumulative effect of change in accounting principle	$ 577	$ 324	$ 44	$ 2,061[2]
Net income	$ 406[3]	$ 324	$ 44	$ 2,061
Basic earnings per share:				
Income before cumulative effect of change in accounting principle	$ .09	$ .05	$ .01	$ .31
Cumulative effect of change in accounting principle	$ (.03)	$ —	$ —	$ —
Basic earnings per share	$ .06	$ .05	$ .01	$ .31
Diluted earnings per share:				
Income before cumulative effect of change in accounting principle	$ .08	$ .05	$ .01	$ .31
Cumulative effect of change in accounting principle	$ (.02)	$ —	$ —	$ —
Diluted earnings per share	$ .06	$ .05	$ .01	$ .31

[1] *Includes favorable adjustment of $1,475 related to recognition of deferred income tax assets in accordance with SFAS No. 109 "Accounting for Income Taxes." Also includes favorable adjustment of $130 related to a decrease in the accrual for bonuses to be paid to the corporate staff.*

[2] *Includes favorable adjustment of $1,200 related to recognition of deferred income tax assets in accordance with SFAS No. 109.*

[3] *Net income for the quarter ended March 31, 2002 has been restated to reflect the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" effective December 31, 2001.*

The following table sets forth selected financial data for each of the years in the five-year period ended December 28, 2003:

	Years Ended				
(Dollars in thousands, except per share data)	**December 28 2003**	December 29 2002	December 30 2001	December 31 2000	January 2 2000
Operations					
Net sales	**$107,059**	98,779	91,206	87,511	78,454
Pre-opening expense	**$ 997**	134	850	383	264
Income (loss) before income taxes and cumulative effect of change in accounting principle	**$ 2,710**	2,608	902	891	(299)
Net income (loss)	**$ 3,832**[1]	2,835[2]	271	481	(332)
Depreciation and amortization	**$ 4,591**	4,594	4,428	4,299	4,041
Cash flow from operations	**$ 7,484**	8,415	6,271	4,807	4,757
Capital expenditures	**$ 8,651**	7,180	8,815	4,814	4,884
Financial Position (end of period)					
Cash and investments	**$ 1,635**	10,525	1,035	1,057	933
Property and equipment, net	**$ 73,613**	69,521	66,946	62,590	62,142
Total assets	**$ 82,537**	85,033	71,303	66,370	65,635
Long-term debt and obligations under capital leases	**$ 24,642**	24,451	19,532	16,771	18,128
Stockholders' equity	**$ 44,432**	40,799	38,170	38,001	37,840
Per Share Data					
Basic earnings (loss) per share	**$ .59**	.42	.04	.07	(.05)
Diluted earnings (loss) per share	**$ .57**	.42	.04	.07	(.05)
Dividends declared per share	**$ —**	—	—	—	—
Stockholders' equity	**$ 6.91**	6.13	5.62	5.55	5.59
Market price at year end	**$ 7.00**	2.60	2.20	2.31	3.13
J. Alexander's Restaurant Data					
Weighted average annual sales per restaurant	**$ 4,243**	4,118	4,077	4,087	3,892
Units open at year end	**27**	24	24	22	21

[1] *Includes deferred income tax benefit of $1,475 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes".*

[2] *Includes deferred income tax benefit of $1,200 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes" and a $171 charge for impaired goodwill in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets".*

Note: The Company has never paid cash dividends on its common stock. The Company intends to retain earnings to invest in the Company's business. Payment of future dividends will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company.

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by any shareholder by writing directly to:

R. Gregory Lewis
Vice President and Chief Financial Officer
3401 West End Avenue
P.O. Box 24300
Nashville, Tennessee 37202

TRANSFER AGENT AND REGISTRAR

SunTrust Bank, Nashville, N.A.
c/o SunTrust Bank, Atlanta, N.A.
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

INDEPENDENT AUDITORS

Ernst & Young LLP, Nashville, Tennessee

CORPORATE OFFICES

3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900
www.jalexanders.com

AMEX SYMBOL

JAX

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Friday, May 28, 2004, at 9 a.m., Nashville time, at the Loews Vanderbilt Hotel, Nashville, Tennessee.

PRICE RANGE OF COMMON STOCK

The common stock of J. Alexander's Corporation is listed on the American Stock Exchange under the symbol JAX. The approximate number of record holders of the Company's common stock at April 14, 2004 was 1,525. The following table summarizes the price range of the Company's common stock for each quarter of 2003 and 2002, as reported from price quotations from the American Stock Exchange:

	2003		2002	
	Low	**High**	Low	High
1st Quarter	**$2.77**	**$3.80**	$1.91	$3.70
2nd Quarter	**2.91**	**4.34**	2.80	3.69
3rd Quarter	**4.09**	**5.67**	2.50	3.55
4th Quarter	**4.70**	**8.02**	2.25	3.30

QUARTERLY REPORTS/NEWS RELEASES

Quarterly results and news releases are posted to our web site (www.jalexanders.com). Annual shareholder letters and annual reports are also available at this site. If you still prefer to have a printed copy of the quarterly information mailed to you, please call or write Janice Jackson in our corporate offices and we will be glad to send them to you.

BOARD OF DIRECTORS

E. Townes Duncan (1)(2)
Managing Partner
Solidus Company

Garland G. Fritts (1)(2)
Fry Consultants Incorporated

J. Bradbury Reed (1)
Attorney
Bass, Berry & Sims PLC

Lonnie J. Stout II
Chairman, President and
Chief Executive Officer

(1) *Audit Committee Member*

(2) *Compensation/Stock Option Committee Member*

OFFICERS

Lonnie J. Stout II
Chairman, President and
Chief Executive Officer

R. Gregory Lewis
Vice President and
Chief Financial Officer

J. Michael Moore
Vice President, Human Resources
and Administration

Mark A. Parkey
Vice President and Controller

OPERATING LOCATIONS

Alabama
- Birmingham

Colorado
- Denver

Florida
- Boca Raton
- Ft. Lauderdale
- Plantation
- Tampa

Georgia
- Atlanta

Illinois
- Chicago
- Northbrook
- Oak Brook

Kansas
- Overland Park

Kentucky
- Louisville

Louisiana
- Baton Rouge

Michigan
- Livonia
- Troy
- West Bloomfield

Ohio
- Cincinnati
- Cleveland
- Columbus
- Dayton
- Toledo

Tennessee
- Chattanooga
- Franklin
- Memphis
- Nashville

Texas
- Houston
- San Antonio


◆ Operating Locations

J. ALEXANDER'S®
CORPORATION

3401 West End Avenue
Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
Phone (615) 269-1900
www.jalexanders.com